

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Steven Tomsic
Chief Financial Officer
Fox Corp
1211 Avenue of the Americas
New York, NY 10036

> **Re: Fox Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed August 9, 2019**
> **File No. 001-38776**

Dear Mr. Tomsic:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology